Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

September 6, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”) – CIK No. 0001705012
• Draft Offering Statement on Form 1-A (DOS), submitted August 3, 2017
• Offering Statement on Form 1-A, filed September 6, 2017

Dear Mr. Dobbie:

This letter responds to your correspondence dated August 21, 2017 providing comments on the above-referenced Draft Offering Statement on Form 1-A (DOS), which was submitted on August 3, 2017 by the Company (the “Prior Filing”).

The Company today filed via EDGAR its non-confidential Offering Statement on Form 1-A (the “New Filing”). We will separately provide you with a courtesy copy of the New Fling that is redlined against the Prior Filing. The remainder of this letter responds to your comments on the Prior Filing, which are set forth below along with our responses.

Cover Page

1	Please tell us how your offering complies with Exchange Act Rule 10b-9 regarding all or none offerings. You disclose that you are conducting your offering on an “all or none basis” but that you may “undertake one or more closings on a rolling basis,” that “[a]t a closing, the proceeds will be distributed to the [c]ompany and the associated shares will be issued to investors” and that the offering includes an over-allotment option. In addition, we note that you intend to exclude the funds received from investors using a BANQ online brokerage account from the escrow fund. Please tell us how this is consistent with Exchange Act Rule 15c2-4.

Response: The terms of the offering and relevant disclosure in the New Filing have been revised to reflect a best-efforts offering with no minimum and a stated maximum offering of 2,000,000 shares, or $24,000,000. The prior disclosure that you cited has been removed.

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 6, 2017

With respect to our intention to exclude funds received using a BANQ online brokerage account from the escrow fund, please be advised that funds deposited in an account with Banq will be held with Foliofn Investments, Inc. (“Folio”), which is Tripoint’s and Banq’s clearing agent. The funds will be included in Folio’s “Cash Sweep” program, which utilizes FDIC-insured accounts to sweep Folio’s customers’ free credit balances in excess of any maintained as free credit balances, from the Folio customers’ securities accounts to FDIC-insured bank accounts. We are informed that Folio maintains the Cash Sweep program for use in best efforts, contingent offers of securities subject to Rule 15c2-4. In connection with such contingent offerings, Folio sweeps (or maintains) an amount of cash equivalent to the relevant conditional offer to purchase securities by the customer in the contingent offering. The cash amount remains in the FDIC-insured bank accounts used as part of the Cash Sweep Program until such conditional offer is (i) cancelled by the customer (if then cancellable), (ii) the conditions of the offering are satisfied and the offering closes, or (iii) the issuer’s offering is withdrawn or expires. Once one of these activities occurs, the cash is either promptly transmitted to the issuer or returned to the persons entitled thereto.

Folio’s Cash Sweep program is the subject of a no-action letter dated July 15, 2015 (the “Folio No-Action Letter”), pursuant to which the staff of the Division of Trading and Markets (the “Division”) determined that it would not recommend enforcement action under Rule 15c2-4(b)(1) as long as Folio maintains its Cash Sweep program in the manner represented to the Division by Folio in its request for no-action relief dated July 15, 2015.

As a result, we believe that customer funds deposited in Banq accounts and held by Folio, which are subject to the Cash Sweep program, are not required to be held in a separate escrow account, since the Cash Sweep program meets the requirements of Rule 15c2-4 as set forth in the Folio No-Action Letter.

2	We note your disclosure on the cover page that if there are no closings, the escrow agent will return the investments for the offering to investors “without deduction and generally without interest.” Please clarify whether the subscriptions will be returned with or without interest and, to the extent, they will be returned with interest, please disclose the interest rate.

Response: We intend that subscriptions will be returned without interest. The disclosure has been revised to delete the word “generally”.

3.	Please include the disclosure and legend required by Sections (a)(1)(ii) and (a)(5) of Part II of Form 1-A on the cover page.

Response: The disclosure and legend have been added to the cover page.

4.	Please include a brief discussion of the warrants that the selling agent will receive as compensation in a footnote to the table on your cover page.

Response: The cover page has been revised to include a brief discussion of the warrants.

2

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 6, 2017

Offering Circular Summary, page 1
Our Company, page 1

5.	We note that your disclosure on page 1 aggregates new markets and those in which you “previously had a presence.” Please disclose the number of countries in which you previously had a presence.

Response: The disclosure has been revised in various places to include the number of countries where the Company “previously had a presence”.

6.	We note your disclosure of same store-sales growth beginning in the second to last paragraph on page 2. Please provide a definition for same-store sales growth here or provide a cross-reference to the definition.

Response: A cross-reference to the definition has been added on page 2.

The Reorganization Transactions, page 35

7.	We note your disclosure that the Tax Sharing Agreement with FCCG relates to federal, California and Oregon income tax as well as “other jurisdictions at FCCG’s election.” Please briefly explain the terms of the Tax Sharing Agreement that permit FCCG to file consolidated income tax returns with you for other jurisdictions. In addition, please briefly explain the circumstances that would require you to pay more than your share of the consolidated income tax liability pursuant to the Tax Sharing Agreement.

Response: The disclosure has been revised to include language explaining when consolidated tax returns may be filed in jurisdictions other than federal, California and Oregon, and circumstances under which the Company may pay more than our share of actual consolidated income tax liability, which would be reduced due to the application of Fog Cutter’s NOL’s.

8.	Your disclosure on page 35 that you will use up to $7,950,000 to repay the Related Party Debt is inconsistent with your disclosure on page 59 that you will use up to $10,000,000 from the proceeds of the Offering to repay a portion of the Related Party Debt. Please revise for clarity and consistency.

Response: The referenced disclosure has been corrected.

3

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 6, 2017

Capitalization Table, page 38

9.	We note in connection with your reorganization transactions you will issue an unsecured promissory note with a principal balance of $30 million to FCCG. We also note proceeds up to $7.95 million from the offering will be used to repay a portion of the debt. In this regard, please adjust your capitalization table on a pro forma basis to give effect to the debt that will be outstanding upon consummation of the offering and application of such proceeds for debt repayment in your capitalization table.

Response: The capitalization table has been revised.

10.	We note the statement on the BANQ website that you intend to pay a 4% annual dividend, paid quarterly. Please reconcile that statement with the disclosure in this section of the offering circular.

Response: The BANQ website has been conformed to our disclosure in the offering circular.

Selected historical Combined Financial and Other Data, page 41

11.	We note your presentation of System-wide sales for the 30 weeks ended July 23, 2017 and July 24, 2016 and for fiscal years 2012-2016 under Other data on pages 46-47. Please note System-wide sales is considered a non-GAAP financial measure. In this regard, please revise your filing to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: System-wide sales figures represent sales of our franchisees, not our Company, and do not tie directly to our financial statements. We evaluate system-wide sales as a statistical measure of our Company’s operating performance, since we earn royalties at varying rates based on net sales of our franchisees. We do not believe that system-wide sales, for our business, falls within the definition of a “non-GAAP financial measure” as defined in Regulation G, which typically excludes operating and other statistical measures.

12.	Please include a footnote that clearly indicates Same-store sales growth and Average unit volumes are calculated on a system wide basis.

Response: The footnote has been added.

Key Performance Indicators, page 60

13.	We note your disclosure on page 60 that the key measures used to evaluate your business performance include new store openings, average unit volumes and same-store sales growth in addition to the general income statement line items such as revenues, general and administrative expenses, income before income tax expense and net income. In this regard, please clarify your disclosure to clearly state that the key measures are calculated on a system-wide basis.

Response: The disclosure has been revised to clarify that key measures are calculated on a system-wide basis.

4

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 6, 2017

Business, page 69

Investment Limitations, page 113

14.	You state that there are no limits on how many shares an investor may purchase if the offering results in a listing of your common stock on the NYSE AMERICAN or other national securities exchange. Please reconcile this disclosure with the language in Rule 251(d)(2)(i)(C) [sic] which refers to securities that are not listed on a registered national securities exchange “upon qualification.”

Response: We expect that our shares will be conditionally accepted for listing on a national securities exchange (likely Nasdaq) prior to qualification. As with most new listings, an exchange listing will be conditional upon our meeting the exchange’s initial listing qualification standards immediately prior to the close of the offering. In the event that we do not meet the initial listing qualification standards immediately prior to closing of the offering, we plan to return subscriptions that do not meet the limits set forth in Rule 251(d)(2)(i)(C).

* * * * *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn

Name: Andrew A. Wiederhorn

Title: Chief Executive Officer

5